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August 21, 2013

BY EDGAR

Lisa Kohl
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628, 100 F Street, N.E.
Washington, D.C. 20549

Re: Office Depot, Inc.

Dear Ms. Kohl:

Pursuant to the Settlement Agreement entered into between Office Depot, Inc. (the “Company”) and Starboard Value LP, including certain of its affiliates (collectively, “Starboard”), on August 20, 2013, we are hereby notifying the Staff that Starboard has terminated its proxy solicitation in connection with the Company’s 2013 annual meeting of shareholders.

Please do not hesitate to contact me should you have any questions.

Very truly yours,

/s/ Andrew Freedman

Andrew Freedman

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